Exhibit 99.36

Ontario

Ministry of Public and Business Service Delivery
Ministère des Services au public et aux entreprises

Certificate of Continuance

Business Corporations Act

Certificat de maintien

Loi sur les sociétés par actions

ISOENERGY LTD.

Corporation Name / Dénomination sociale

1000930311

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

June 20, 2024 / 20 juin 2024

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Continuance is not complete without the Articles of Continuance

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Le certificat de maintien n'est pas complet s'il ne contient pas les statuts de maintien

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

Ministry of Public and Business Service Delivery Articles of Continuance Business Corporations Act 1. Corporation Name ISOENERGY LTD. 2. Date of Incorporation/Amalgamation October 12, 2016 3. Name of jurisdiction the corporation is leaving Canada - British Columbia 4. The continuance was authorized by home jurisdiction on May 27, 2024 5. The corporation is continued in Ontario under the name ISOENERGY LTD. 6. Registered Office Address 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada 7. Number of Directors Minimum/Maximum Min 1 / Max 10 BCA - Articles of Continuance - ISOENERGY LTD. - OCN:1000930311 - June 20, 2024 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. , Director/Registrar, Ministry of Public and Business Service Delivery Page 1 of 6

8. The director(s) is/are: Full Name LEIGH ROBERT CURYER Address for Service 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada Full Name CHRISTOPHER MCFADDEN Address for Service 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada Full Name PETER NETUPSKY Address for Service 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada Full Name RICHARD PATRICIO Address for Service 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada Full Name MARK RAGUZ Address for Service 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada Full Name PHILIP WILLIAMS Address for Service 217 Queen Street West, Unit 401, Toronto, Ontario, M5V0R2, Canada 9. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": None. 10. The classes and any maximum number of shares that the corporation is authorized to issue: The Corporation is authorized to issue an unlimited number of common shares. 11. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": 1. Voting: The holders of the common shares shall be entitled to one vote in respect of each common share held at any meeting of the shareholder of the Corporation except at which only holders of a specified class or series of shares are entitled to vote. BCA - Articles of Continuance - ISOENERGY LTD. - OCN:1000930311 - June 20, 2024 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. , Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 6

2. Dividends: The holders of the common shares shall be entitled to receive dividends as and when declared by the directors in their discretion from time to time out of moneys of the Corporation properly applicable to the payment of dividends. 3. Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders, the holders of the common shares shall be entitled to share pro rata in the distribution of the balance of the assets of the Corporation. 12. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": None. 13. Other provisions Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient: (a) borrow money upon the credit of the Corporation; (b) issue, re-issue, sell or pledge debt obligations of the Corporation; (c) subject to the provisions of the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation. The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determ-ine at the time of such delegation. 14. The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated under this Act. 15. The corporation has complied with subsection 180(3) of the Business Corporations Act. BCA - Articles of Continuance - ISOENERGY LTD. - OCN:1000930311 - June 20, 2024 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. , Director/Registrar, Ministry of Public and Business Service Delivery Page 3 of 6

The articles have been properly executed by the required person(s). BCA - Articles of Continuance - ISOENERGY LTD. - OCN:1000930311 - June 20, 2024 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. , Director/Registrar, Ministry of Public and Business Service Delivery Page 4 of 6

Supporting Document -Constating Document from Governing Jurisdiction BCA - Articles of Continuance - ISOENERGY LTD. - OCN:1000930311 - June 20, 2024 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. , Director/Registrar, Ministry of Public and Business Service Delivery Page 5 of 6

Supporting Information - Nuans Report Information Nuans Report Reference # 122181509 Nuans Report Date March 25, 2024 BCA - Articles of Continuance - ISOENERGY LTD. - OCN:1000930311 - June 20, 2024 The endorsed Articles of Continuance are not complete without the Certificate of Continuance. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. , Director/Registrar, Ministry of Public and Business Service Delivery Page 6 of 6